

Mail Stop 7010

Via U.S. Mail and Facsimile

February 5, 2009

Mr. Nikolay Lobachev
President and Chief Executive Officer
Royal Style Design, Inc.
2561 Forsythe Road, Unit D
Orlando, Florida 32807

> **Re: Royal Style Design, Inc.**
> **Amendment No. 1 to Registration Statement on Form 10**
> **Filed January 23, 2009**
> **File No. 000-53524**

Dear Mr. Lobachev:

We have reviewed your response letter dated January 23, 2009 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. We welcome any questions you may have about our comments or on any other aspect of our review.

Management's Discussion and Analysis of Financial Conditions and Results of Operations

Year Ended December 31, 2007 and Period from July 7 (Date of Inception) to December 31, 2006

1. We note your revisions in response to comment five from our letter dated January 6, 2009. Please revise your filing throughout to clarify that the date of inception is July 7, 2006. In most cases, your filing simply refers to July 7 which could be confusing to readers.

Liquidity and Capital Resources, page 10

2. It appears that the outstanding balance of the loans for company trucks was $89,092 on December 31, 2007 instead of December 31, 2008 as disclosed. Please revise your filing here and on page 13 accordingly.

Audited Financial Statements

Statement of Stockholders' Equity (Deficiency), page F1-4

3. We note that you restated your statement of stockholders' equity (deficiency) in response to comment 19 from our letter dated January 6, 2009. Please revise your filing to include the financial statement disclosures required by paragraphs 25 and 26 of SFAS 154, as well as a clear description of each individual error that was detected and subsequently corrected. Please also tell us how you considered whether your auditor's opinion should have included an explanatory paragraph making reference to the restatement.

Statements of Cash Flows, page F1-5

4. It appears that you used bank loans to purchase three vehicles in December 2006 instead of paying cash. Please tell us how you considered paragraphs 17(c) and 32 of SFAS 95 in determining the classification of this transaction in your statement of cash flows for the period from inception to December 31, 2006.

Note 2. Property and Equipment, page F1-9

5. We note your revisions to the table on page F1-9 in response to comment 25 from our letter dated January 6, 2009. However, it appears that the gross amount of your vehicles as of December 31, 2006 has been misclassified in the office equipment line item. Please revise your filing accordingly.

Note 4. Common Stock, page F1-11

6. We note your revisions in response to comment 27 from our letter dated January 6, 2009. Please revise your filing to explain how you accounted for the 500,000 shares of common stock issued to a related party for consulting services in October 9, 2008, including how you determined the value to be assigned to this stock.

Unaudited Financial Statements

General

7. Please revise your interim financial statements as necessary to address the comments issued regarding your audited financial statements.

Conclusion

      As appropriate, please amend your filing and respond to these comments or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Lisa Haynes, Staff Accountant at (202) 551-3424 or Rufus Decker, Accounting Branch Chief at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or Brigitte Lippmann, Senior Attorney, at (202) 551-3713 with any other questions.

                                            Sincerely,

                                            Pamela Long
                                            Assistant Director

cc: Mr. Dmitry Terikov *(via facsimile 407/553-0064)*
         Chief Operating Officer
         Royal Style Design, Inc.

cc: Michael Paige, Esq. (*via facsimile 202/457-1678*)
         Jackson & Campbell, P.C.
         One Lafayette Centre, 300 South Tower
         1120 20th Street, N.W.
         Washington, D.C. 20036